                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ZapMe! Corporation

                           (Name of Subject Company)

                               ZapMe! Corporation

                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 per share par value

                         (Title of Class of Securities)

                                  98912E 10 0

                     (CUSIP Number of Class of Securities)

                                John Flynn, Esq.
                       General Counsel, Vice President of
                         Government Affairs & Secretary
                               ZapMe! Corporation
                       3000 Executive Parkway, Suite 150
                              San Ramon, CA 94853
                                 (925) 543-9226

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:
                            Wilbert H. Sirota, Esq.
                            George J. Nemphos, Esq.
                       Piper Marbury Rudnick & Wolfe LLP
                               6225 Smith Avenue
                            Baltimore, MD 21209-3600
                                 (410) 580-3000


 |X|  Check the box if the filing relates solely to preliminary communications made before the Commencement of a tender offer.

     PRELIMINARY COMMUNICATIONS MADE BEFORE COMMENCEMENT OF A TENDER OFFER:



(GILAT-SATELLITE-NETWORKS)(GILTF) Gilat Satellite Networks agrees to acquire 51% of ZapMe! to jointly pursue vertical markets.

  PETAH TIKVA, Israel and SAN RAMON, Calif.--October 3, 2000--Gilat Satellite Networks Ltd. (Nasdaq:GILTF) and ZapMe! Corporation (Nasdaq:IZAP) today announced an agreement under which Gilat will make a tender offer to acquire for cash 51 percent of ZapMe!'s approximately 44.3 million outstanding shares at $2.32 per share. The transaction is valued at approximately US$50 million. The offer details will be published for shareholders within the next 10 days.

  Certain shareholders of ZapMe! have agreed to tender their shares, and other shareholders, including Lance Mortenson, ZapMe!'s Chairman, have granted Gilat an option to purchase their shares, in each case at the tender offer price. The option will only be exercised if the shares tendered in the offer are less than 51 percent of ZapMe!'s outstanding shares.

  ZapMe! currently provides an advertising-supported, free broadband Internet access network for schools nationwide, using a satellite-based network provided by Gilat's Spacenet Inc. subsidiary. With the announcement of the Gilat tender offer, ZapMe! plans to begin reducing its emphasis on the free service business model, and intends to focus its r)Star Broadband Networks subsidiary on a service-fee business model and new markets. Its customized browser technology enables an industry-specific Internet access user interface, remotely managing user applications and content. r)Star will leverage this technology and multicast capabilities to deliver high speed Internet applications and services to new vertical business market segments.

  Currently served schools will continue to receive Internet service, although going forward the company will discontinue the installation of free computer labs for schools. In conjunction with its decision to transition to a vertical business market focus, ZapMe! announced that it will explore other strategic partnerships or alternatives, including the divestiture of its educational network.

  Yoel Gat, Gilat Chairman and Chief Executive Officer, stated, "Gilat is currently focused on its core business and the rollout of consumer networks. ZapMe! has proven its ability to build large vertical networks. This acquisition will provide Gilat with the technology, employees, and resources to focus more attention on the highly attractive business-to-business market and will become the entity through which Gilat's vertical market initiatives will be addressed. We believe the proprietary browser technology will be valuable to Gilat globally, for such uses as schools and cybercafes in many international markets."

  ZapMe! Chairman Lance Mortensen added, "Gilat Satellite Networks is the right partner with which to implement our new business strategy. Their broadband networking expertise, research and development resources and current vertical business initiatives position r)Star to further develop its unique technology and to move aggressively toward the new and promising vertical business market segments."

  ZapMe!'s Chief Executive Officer, Rick Inatome, said: "We are excited about this opportunity for our company and this association with Gilat. ZapMe!'s leadership shares in the enthusiasm for the new direction the company is taking."

  The ZapMe! acquisition, which is planned to be completed by year-end 2000, is not expected to materially impact Gilat financial results in 2001. A joint conference call featuring Gilat Chairman Yoel Gat and ZapMe!

Chairman Lance Mortensen to discuss the transaction will be scheduled after the tender offer is issued, within the next 10 days.

  The tender offer for the outstanding ZapMe! Common stock described in this press release has not yet commenced. This announcement is neither an offer to purchase shares nor a solicitation of an offer to sell securities, or any recommendation with respect to the tender offer. At the time the offer is commenced Gilat will file a Tender Offer Statement and ZapMe! will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission. We advise all security holders to read the tender offer statement when is available, because it will contain important information. You can get the tender offer statement and other filed documents, when they are available, for free at the Securities and Exchange Commission's website (www.sec.gov). You can also get the tender offer statement and all other filed documents for free from Gilat.

About ZapMe! Corporation

  ZapMe!, the leading provider of quality technology and online educational content to schools and communities nationwide, has built America's largest Internet media network specializing in education. ZapMe! (www.zapme.com) is located in San Ramon, Calif. For more information about the company, please call 925-543-0300.

About r)Star Broadband Networks, Inc.

  r)Star Broadband Networks, Inc., a subsidiary of ZapMe! Corporation (Nasdaq:
IZAP), develops, provides and manages satellite-based networks for large-scale deployment across corporate enterprises, educational systems, and user communities of interest. r)Star's core products include remote high-speed Internet access, data delivery, high-quality video and networking services distributed though its satellite broadband Internet gateway and bi-directional solutions. r)Star's technology assures instantaneous, consistent, secure and reliable delivery of content within the r)Star network. r)Star is located in San Ramon, CA, and can be reached at 925-327-7117 or at www.rstar.com
<http:/www.rstarnetworks.com> on the Web.
-----------------------------

About Gilat Satellite Networks Ltd.

  Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Florida Inc., is a leading provider of telecommunications solutions based on VSAT satellite network technology. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner, with Microsoft Corp., EchoStar Communications Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer,always-on, nationwide, two-way, high-speed satellite Internet service provider. StarBand is based in McLean, Va. SkyBlaster(TM), Skystar Advantage(R), SkyWay(TM), DialAway(R) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com and StarBand at www.starband.com.

   The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Some information included in this press release contain statements that are forward-looking. Such forward-looking information involves significant risks and uncertainties that could affect anticipated results in the future. These factors include, but are not limited to, (i) the ability for r)Star to capture significant business in the corporate, commercial and industrial markets, (ii) the company's ability to sign contracts in the near future with automotive, food, hospitality and government sectors, and continued customer acceptance of r)Star's services as well as additional risks and uncertainties, detailed in the company's filings with the Securities and Exchange Commission.

   Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, Gilat's successful completion of the tender offer; r)Star's ability to capture vertical business opportunities; ZapMe!'s ability to develop strategic partnerships or alternatives to its education network; delay or failure to obtain necessary regulatory approvals; changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.


  CONTACT: GILAT COMPANY                       CONTACT: GILAT IR CONTACT:
           Dianne VanBeber                              Ruder Finn, Inc.
           Vice President, Investor Relations           Magda Gagliano
           Gilat Satellite Networks                     212-593-6319
           McLean, Virgina                              gaglianom@ruderfinn.com
           703-848-1515
           dianne.vanbeber@spacenet.com
                      or
           ZapMe! Corporation Contact:
           Robert Edwards
           Chief Financial Officer
           ZapMe!
           San Ramon, California
           925-242-5293
           redwards@zapme.com
                      or
           r)Star Investor Contact:
           Juleen Murray
           r)Star Broadband Networks
           925-543-9239
           jmurray@rstar.com
                      or
           ZapMe! Investor Relations:
           Cecilia A. Wilkinson/Julie Crandall
           Pondel/Wilkinson Group
           310-207-9300
           investor@pondel.com